Exhibit 4.3

Bank of America, N.A.

c/o Banc of America Securities LLC

9 West 57th Street

New York, NY 10019

Attention: John Servidio

Telephone No.: (212) 847-6527

Facsimile No.:  (212) 230-8610

April 1, 2008

To: SVB Financial Group

3003 Tasman Drive

Santa Clara, California 95054-1191

Attention: Treasurer

Telephone No.: (408) 654-7483

Facsimile No.:  (408) 654-3085

Re:	Call Option Transaction (Transaction Reference Number: NY-34116)

The purpose of this letter agreement (this “Confirmation”) is to confirm the terms and conditions of the call option transaction entered into between Bank of America, N.A. (“Bank”) and SVB Financial Group (“Counterparty”) on the Trade Date specified below (the “Transaction”). This letter agreement constitutes a “Confirmation” as referred to in the ISDA Master Agreement specified below. This Confirmation shall replace any previous agreements and serve as the final documentation for this Transaction.

The definitions and provisions contained in the 2002 ISDA Equity Derivatives Definitions (the “Equity Definitions”), as published by the International Swaps and Derivatives Association, Inc. (“ISDA”) are incorporated into this Confirmation. In the event of any inconsistency between the Equity Definitions and this Confirmation, this Confirmation shall govern. Certain defined terms used herein have the meanings assigned to them in the Offering Memorandum dated April 1, 2008 (the “Offering Memorandum”) relating to the USD 200,000,000 principal amount of Convertible Senior Notes due April 15, 2011, (the “Convertible Notes” and each USD 1,000 principal amount of Convertible Notes, a “Convertible Note”) issued by Counterparty pursuant to an Indenture to be dated April 7, 2008 between Counterparty and Wells Fargo Bank, N.A., as trustee (the “Indenture”). In the event of any inconsistency between the terms defined in the Offering Memorandum, the Indenture and this Confirmation, this Confirmation shall govern. The parties acknowledge that this Confirmation is entered into on the date hereof with the understanding that (i) definitions set forth in the Indenture which are also defined herein by reference to the Indenture and (ii) sections of the Indenture that are referred to herein will conform to the descriptions thereof in the Offering Memorandum. If any such definitions in the Indenture or any such sections of the Indenture differ from the descriptions thereof in the Offering Memorandum, the descriptions thereof in the Offering Memorandum will govern for purposes of this Confirmation. The parties further acknowledge that the Indenture section numbers used herein are based on the draft of the Indenture last reviewed by Bank as of the date of this Confirmation, and if any such section numbers are changed in the Indenture as executed, the parties will amend this Confirmation in good faith to preserve the intent of the parties. For the avoidance of doubt, references to the Indenture herein are references to the Indenture as in effect on the date of its execution (subject to the provisions of the immediately preceding sentence) and if the Indenture is amended following its execution, any such amendment will be disregarded for purposes of this Confirmation unless the parties agree otherwise in writing.

Each party is hereby advised, and each such party acknowledges, that the other party has engaged in, or refrained from engaging in, substantial financial transactions and has taken other material actions in reliance upon the parties’ entry into the Transaction to which this Confirmation relates on the terms and conditions set forth below.

1. This Confirmation evidences a complete and binding agreement between Bank and Counterparty as to the terms of the Transaction to which this Confirmation relates. This Confirmation shall supplement, form a part of, and be subject to an agreement in the form of the 2002 ISDA Master Agreement (the “Agreement”) as if Bank and Counterparty had executed an agreement in such form (but without any Schedule except for the election of the laws of the State of New York as the governing law) on the Trade Date. In the event of any inconsistency between provisions of that Agreement and this Confirmation, this Confirmation will prevail for the purpose of the Transaction to which this Confirmation relates. The parties hereby agree that no Transaction other than the Transaction to which this Confirmation relates shall be governed by the Agreement.

2. The terms of the particular Transaction to which this Confirmation relates are as follows:

General Terms:

Trade Date:	April 1, 2008

Option Style:	“Modified American”, as described under “Procedures for Exercise” below

Option Type:	Call

Buyer:	Counterparty

Seller:	Bank

Shares:	The common stock of Counterparty, par value USD 0.001 per Share (Exchange symbol “SIVB”)

Number of Options:	200,000. For the avoidance of doubt, the Number of Options shall be reduced by any Options exercised by Counterparty. In no event will the Number of Options be less than zero.

Applicable Percentage:	50%

Option Entitlement:	As of any date, a number equal to the product of the Applicable Percentage and the Conversion Rate as of such date (as defined in the Indenture, but without regard to any adjustments to the Conversion Rate pursuant to Section 15.03(a) or to Section 15.04(i) of the Indenture), for each Convertible Note.

Strike Price:	USD 53.04325

Premium:	USD 16,700,000.00

Premium Payment Date:	April 7, 2008

Exchange:	The NASDAQ Global Select Market

Related Exchange(s):	All Exchanges located in the United States.

Procedures for Exercise:

Exercise Period(s):	Notwithstanding anything to the contrary in the Equity Definitions, an Exercise Period shall occur with respect to an Option hereunder only if such Option is an Exercisable Option (as defined below) and the Exercise Period shall be, in respect of any Exercisable Option, the period commencing on, and including, the relevant Conversion Date and ending on, and including, the Scheduled Valid Day immediately preceding the first day of the relevant Settlement Averaging Period in respect of such Conversion Date, subject to the first proviso under “Notice of Exercise” below; provided that in respect of Exercisable Options relating to Convertible Notes for which the relevant Conversion Date occurs on or after January 15, 2011, the final day of the Exercise Period shall be the Scheduled Valid Day immediately preceding the Expiration Date.

Conversion Date:	With respect to any conversion of Convertible Notes, the date on which the Holder (as such term is defined in the Indenture) of such Convertible Notes satisfies all of the requirements for conversion thereof as set forth in Section 15.02(e) of the Indenture.

Exercisable Options:	Upon the occurrence of a Conversion Date, a number of Options equal to the number of Convertible Notes surrendered to Counterparty for conversion with respect to such Exercise Period but no greater than the Number of Options.

Expiration Time:	The Valuation Time

Expiration Date:	April 15, 2011, subject to earlier exercise.

Multiple Exercise:	Applicable, as described under Exercisable Options above.

Automatic Exercise:	Applicable; and means that in respect of an Exercise Period, a number of Options not previously exercised hereunder equal to the number of Exercisable Options shall be deemed to be exercised on the final day of such Exercise Period for such Exercisable Options; provided that such Options shall be deemed exercised only to the extent that Counterparty has provided a Notice of Exercise to Bank.

Notice of Exercise:	Notwithstanding anything to the contrary in the Equity Definitions, in order to exercise any Exercisable Options, Counterparty must notify Bank in writing before 5:00 p.m. (New York City time) on the Scheduled Valid Day prior to the scheduled first day of the Settlement Averaging Period for the Exercisable Options being exercised of (i) the number of such Options and (ii) the scheduled first day of the Settlement Averaging Period and the scheduled Settlement Date (such time, the “Notice Deadline”); provided that, notwithstanding the foregoing, such notice (and the related automatic exercise of such Options) shall be effective if given after the relevant Notice Deadline but prior to 5:00 p.m. New York City time, on the fifth Scheduled Valid Day of such Settlement Averaging Period, in which case the

Calculation Agent shall have the right to adjust the Net Shares, the Cash Amount or the Share Amount as appropriate to reflect the additional costs (including, but not limited to, hedging mismatches and market losses) and reasonable expenses incurred by Bank in connection with its hedging activities (including the unwinding of any hedge position) as a result of its not having received such notice prior to the Notice Deadline; provided further that in respect of Exercisable Options relating to Convertible Notes with a Conversion Date occurring on or after January 15, 2011, such notice may be given on or prior to the second Scheduled Valid Day immediately preceding the Expiration Date and need only specify the number of such Exercisable Options.

Valuation Time:	At the close of trading of the regular trading session on the Exchange; provided that if the principal trading session is extended, the Calculation Agent shall determine the Valuation Time in its reasonable discretion.

Market Disruption Event:	Section 6.3(a) of the Equity Definitions is hereby replaced in its entirety by the following:

“‘Market Disruption Event’ means in respect of a Share, (i) a failure by the primary United States national or regional securities exchange or market on which Shares are listed or admitted to trading to open for trading during its regular trading session or (ii) the occurrence or existence for more than one half-hour period in the aggregate on any Scheduled Valid Day for the Shares of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the relevant stock exchange or otherwise) in the Shares or in any options, contracts or future contracts relating to the Shares traded in the United States, and such suspension or limitation occurs or exists at any time before 1:00 p.m. (New York City time) on such day.”

Settlement Terms:

Default Settlement Method:	Net Share Settlement; provided however that Counterparty shall elect Combination Settlement, consistent with the settlement method elected by Counterparty for the corresponding Convertible Notes; provided further that, if Counterparty does not provide a Notice of Combination Settlement to Bank in compliance with the requirements set forth in “Notice of Combination Settlement” below, Net Share Settlement shall be deemed to apply to the relevant Exercisable Options. Counterparty agrees not to elect to specify a Cash Percentage (as defined in the Indenture) in connection with the conversion of the Convertible Notes if Counterparty is in possession of any material non- public information with respect to Counterparty or the Shares.

Notice of Combination Settlement:	If Counterparty elects to specify a Cash Percentage in connection with the conversion of the Convertible Notes corresponding to the Exercisable Options, Counterparty must notify Bank in writing before 5:00 p.m. (New York City time) on the Scheduled Valid Day immediately preceding the corresponding Settlement Averaging Period (such time, the “Combination Notice Deadline”), which notice shall specify (x) that Counterparty has elected Combination Settlement with respect to such Exercisable Options and (y) the Cash Percentage; provided that, notwithstanding the foregoing, such notice shall be effective if given after the relevant Combination Notice Deadline but prior to 5:00 p.m. New York City time, on the fifth Scheduled Valid Day of such Settlement Averaging Period, in which case the Calculation Agent shall have the right to adjust the Net Shares, the Cash Amount or the Share Amount as appropriate to reflect the additional costs (including, but not limited to, hedging mismatches and market losses) and reasonable expenses incurred by Bank in connection with its hedging activities (including the unwinding of any hedge position) as a result of its not having received such notice prior to the Combination Notice Deadline.

Net Share Settlement:	If Net Share Settlement applies, Bank will deliver to Counterparty, on the relevant Settlement Date, a number of Shares equal to the Net Shares in respect of any Exercisable Option exercised or deemed exercised hereunder. In no event will the Net Shares be less than zero.

Bank will deliver cash in lieu of any fractional Shares to be delivered with respect to any Net Shares valued at the Relevant Price for the last Valid Day of the Settlement Averaging Period.

Net Shares:	In respect of any Exercisable Option exercised or deemed exercised, a number of Shares equal to (i) the Option Entitlement multiplied by (ii) the sum of the quotients, for each Valid Day during the Settlement Averaging Period for such Exercisable Option, of (A) the Relevant Price on such Valid Day less the Strike Price, divided by (B) such Relevant Price, divided by (iii) the number of Valid Days in the Settlement Averaging Period; provided, however, that if the calculation contained in clause (A) above results in a negative number, such number shall be replaced with the number “zero”.

Valid Day:	A day on which (i) trading in the Shares generally occurs on the Exchange or, if the Shares are not then listed on the Exchange, on the primary other U.S. national or regional securities exchange on which the Shares are then listed or, if the Shares are not then listed on a U.S. national or regional securities exchange, on the primary other market on which the Shares are then traded and (ii) there is no Market Disruption Event. If the Shares are not so listed or traded, Valid Day shall mean a Business Day.

Scheduled Valid Day:	A day that is scheduled to be a Valid Day on the primary U.S. national or regional securities exchange or market on which the Shares are listed or admitted for trading. If the Shares are not so listed or traded, Scheduled Valid Day shall mean a Business Day.

Relevant Price:	On any Valid Day, the per Share volume-weighted average price as displayed under the heading “Bloomberg VWAP” on Bloomberg page SIVB.UQ <equity> AQR (or any successor thereto) in respect of the period from the scheduled opening time of the Exchange to the Scheduled Closing Time (provided that for purposes of such definition references to Scheduled Trading Day shall mean Scheduled Valid Day in this Confirmation) of the Exchange on such Valid Day (or if such volume-weighted average price is unavailable, the market value of one Share on such Valid Day, as reasonably determined by the Calculation Agent using a volume-weighted average method).

Settlement Averaging Period:	For any Exercisable Option, (x) if Counterparty has, on or prior to January 15, 2011, delivered a Notice of Exercise to Bank with respect to such Exercisable Option with a Conversion Date occurring prior to January 15, 2011, the thirty (30) consecutive Valid Days commencing on and including the second Scheduled Valid Day following such Conversion Date, or (y) if Counterparty has, on or following January 15, 2011, delivered a Notice of Exercise to Bank with respect to such Exercisable Option with a Conversion Date occurring on or following January 15, 2011, the thirty (30) consecutive Valid Days commencing on, and including, the thirty-second (32nd) Scheduled Valid Day immediately prior to the Expiration Date.

Combination Settlement:	If Combination Settlement applies, Bank will deliver to Counterparty, on the relevant Settlement Date, an amount of cash equal to the Cash Amount as specified under “Combination Amount” below and a number of Shares, if any, equal to the Share Amount as specified under “Combination Amount” below in respect of any Exercisable Option exercised or deemed exercised hereunder.

Bank will deliver cash in lieu of any fractional Shares with respect to any Share Amount valued at the Relevant Price for the last Valid Day of the relevant Settlement Averaging Period.

Combination Amount:	In respect of any Exercisable Option exercised or deemed exercised,

(a) an amount of cash (the “Cash Amount”) equal to:

(i) the Option Entitlement; multiplied by

(ii) the Cash Percentage; multiplied by

(iii) the sum of the excess, if any, for each Valid Day during the Settlement Averaging Period for such Exercisable Option, of (A) the Relevant Price on such Valid Day over (B) the Strike Price; divided by

(iv) the number of Valid Days in the Settlement Averaging Period; and

(b) a number of Shares (the “Share Amount”) equal to:

(i) the difference between (x) 100% and (y) the Cash Percentage; multiplied by

(ii) the Net Shares.

Settlement Date:	The first sentence in the definition of Settlement Date in the Equity Definitions shall be deleted, and in lieu thereof for any Exercisable Option, the Settlement Date shall be the date Shares will be delivered with respect to the Convertible Notes related to such Exercisable Options, under the terms of the Indenture

Settlement Currency:	USD

Other Applicable Provisions:	The provisions of Sections 9.1(c), 9.8, 9.9, 9.11, 9.12 and 10.5 of the Equity Definitions will be applicable, except that all references in such provisions to “Physically-settled” shall be read as references to “Net Share Settled” or (ii) “Combination Settled” to the extent Shares will be delivered in connection with an election of Combination Settlement. “Net Share Settled” in relation to any Option means that Net Share Settlement is applicable to that Option. “Combination Settled” in relation to any Option means that Combination Settlement is applicable to that Option.

Representation and Agreement:	Notwithstanding Section 9.11 of the Equity Definitions, the parties acknowledge that any Shares delivered to Counterparty shall be, upon delivery, subject to restrictions and limitations arising from Counterparty’s status as issuer of the Shares under applicable securities laws.

3. Additional Terms applicable to the Transaction:

Adjustments applicable to the Transaction:

Potential Adjustment Events:	Notwithstanding Section 11.2(e) of the Equity Definitions, a “Potential Adjustment Event” means an occurrence of any event or condition, as set forth in Section 15.04 of the Indenture that would result in an adjustment to the Conversion Rate of the Convertible Notes; provided that in no event shall there be any adjustment hereunder as a result of an adjustment to the Conversion Rate pursuant to Section 15.03(a) or Section 15.04(i) of the Indenture.

Method of Adjustment:	Calculation Agent Adjustment, and means that, notwithstanding Section 11.2(c) of the Equity Definitions, upon any adjustment to the Conversion Rate of the Convertible Notes pursuant to the Indenture (other than Section 15.03(a) or Section 15.04(i) of the Indenture), the Calculation Agent will make a corresponding adjustment to any one or more of the Strike Price, Number of Options, the Option Entitlement and any other variable reasonably determined to be relevant to the exercise, settlement or payment for the Transaction.

Extraordinary Events applicable to the Transaction:

Merger Events:	Applicable; provided that notwithstanding Section 12.1(b) of the Equity Definitions, a “Merger Event” means the occurrence of any event or condition set forth in Section 15.06 of the Indenture.

Tender Offers:	Applicable; provided that notwithstanding Section 12.1(d) of the Equity Definitions, a “Tender Offer” means the occurrence of any event or condition set forth in Section 15.04(e) of the Indenture.

Consequence of Merger Events/
Tender Offers:	Notwithstanding Section 12.2 and Section 12.3 of the Equity Definitions, upon the occurrence of a Merger Event or a Tender Offer, the Calculation Agent shall make a corresponding adjustment in respect of any adjustment under the Indenture to any one or more of the nature of the Shares, Strike Price, Number of Options, the Option Entitlement and any other variable relevant to the exercise, settlement or payment for the Transaction; provided, however, that such adjustment shall be made without regard to any adjustment to the Conversion Rate for the issuance of additional shares as set forth in Section 15.03(a) of the Indenture; provided further that if, with respect to a Merger Event or a Tender Offer, the consideration for the Shares includes (or, at the option of a holder of Shares, may include) shares of an entity or person not organized under the laws of the United States, any State thereof or the District of Columbia,” Cancellation and Payment shall apply.

Nationalization, Insolvency or Delisting:	Cancellation and Payment (Calculation Agent Determination); provided that, in addition to the provisions of Section 12.6(a)(iii) of the Equity Definitions, it will also constitute a Delisting if the Exchange is located in the United States and the Shares are not immediately re-listed, re-traded or re-quoted on any of the New York Stock Exchange, the American Stock Exchange, The NASDAQ Global Select Market or The NASDAQ Global Market (or their respective successors); if the Shares are immediately re-listed, re-traded or re-quoted on any of the New York Stock Exchange, the American Stock Exchange, The NASDAQ Global Select Market or The NASDAQ Global Market (or their respective successors), such exchange or quotation system shall thereafter be deemed to be the Exchange.

Additional Disruption Events:

Change in Law:	Applicable; provided that Section 12.9(a)(ii) of the Equity Definitions is hereby amended by (i) replacing the phrase “the interpretation” in the third line thereof with the phrase “or announcement or statement of the formal or informal interpretation” and (ii) immediately following the word “Transaction” in clause (X) thereof, adding the phrase “in the manner contemplated by the Hedging Party on the Trade Date”.

Failure to Deliver:	Applicable

Determining Party:	For all applicable Extraordinary Events, Bank

Non-Reliance:	Applicable

Agreements and Acknowledgements Regarding Hedging Activities:	Applicable

Additional Acknowledgments:	Applicable

4. Calculation Agent:	Bank; provided that all determinations made by the Calculation Agent shall be made in good faith and in a commercially reasonable manner. Following any calculation by the Calculation Agent hereunder and a prior written request by Counterparty, the Calculation Agent will provide to Counterparty by e-mail to the e- mail address provided by Counterparty in such prior written request a report (in a commonly used file format for the storage and manipulation of financial data) displaying in reasonable detail the basis for such calculation. For the avoidance of doubt, nothing in this provision will require Bank to provide its proprietary models to Counterparty.

5. Account Details:

(a)	Account for payments to Counterparty:

Bank Name: Silicon Valley Bank

Account Name: SVB Financial Group

ABA : 121140399

Account #: 0101035270

Account for delivery of Shares to Counterparty:

DTC Participant #: 901/334250/Silicon Valley Bancshares

(b)	Account for payments to Bank:

Bank of America, N.A.

New York, NY

SWIFT: BOFAUS3N

Bank Routing: 026-009-593

Account Name: Bank of America

Account No. : 0012333-34172

Account for delivery of Shares from Bank:

To be provided by Bank.

6. Offices:

The Office of Counterparty for the Transaction is: Inapplicable, Counterparty is not a Multibranch Party.

The Office of Bank for the Transaction is: New York

7. Notices: For purposes of this Confirmation:

(a)	Address for notices or communications to Counterparty:

SVB Financial Group

3003 Tasman Drive

Santa Clara, California 95054-1191

Attention: Treasurer

Telephone No.: (408) 654-7483

Facsimile No.:  (408) 654-3085

(b)	Address for notices or communications to Bank:

Bank of America, N.A.

c/o Banc of America Securities LLC

Equities Legal Department

9 West 57th Street, 40th Floor

New York, NY 10019

Attention: John Servidio

Telephone No.: 212-583-8373

Facsimile No.:  212-230-8610

8. Representations and Warranties of Counterparty

The representations and warranties of Counterparty set forth in Section 1 of the Purchase Agreement (the “Purchase Agreement”) dated as of April 1, 2008 between Counterparty and J.P. Morgan Securities Inc. as representative of the Initial Purchasers are true and correct and are hereby deemed to be repeated to Bank as if set forth herein. Counterparty hereby further represents and warrants to Bank that:

(a)	Counterparty has all necessary corporate power and authority to execute, deliver and perform its obligations in respect of this Transaction; such execution, delivery and performance have been duly authorized by all necessary corporate action on Counterparty’s part; and this Confirmation has been duly and validly executed and delivered by Counterparty and constitutes its valid and binding obligation, enforceable against Counterparty in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity) and except that rights to indemnification and contribution hereunder may be limited by federal or state securities laws or public policy relating thereto.

(b)	Neither the execution and delivery of this Confirmation nor the incurrence or performance of obligations of Counterparty hereunder will conflict with or result in a breach of (1) the certificate of incorporation or by-laws (or any equivalent documents) of Counterparty, or (2) any applicable law or regulation, or any order, writ, injunction or decree of any court or governmental authority or agency, or (3) any agreement or instrument to which Counterparty or any of its subsidiaries is a party or by which Counterparty or any of its subsidiaries is bound or to which Counterparty or any of its subsidiaries is subject, or constitute a default under, or result in the creation of any lien under, any such agreement or instrument which could, in the case of clauses (2) and (3), reasonably be expected to result in a material adverse effect on the ability of Counterparty and its subsidiaries to perform their obligations in respect of this Transaction.

(c)	No consent, approval, authorization, or order of, or filing with, any governmental agency or body or any court is required in connection with the execution, delivery or performance by Counterparty of this Confirmation, except such as have been obtained or made and such as may be required under the Securities Act of 1933, as amended (the “Securities Act”) or state securities laws or as contemplated by this Confirmation pursuant to Section 9(o) hereof.

(d)	Counterparty is not required, and after giving effect to the Transaction will not be required, to register as an “investment company” as such term is defined in the Investment Company Act of 1940, as amended (the “1940 Act”).

(e)	It is an “eligible contract participant” (as such term is defined in Section 1a(12) of the Commodity Exchange Act, as amended (the “CEA”)) because one or more of the following is true:

Counterparty is a corporation, partnership, proprietorship, organization, trust or other entity and:

(A)	Counterparty has total assets in excess of USD 10,000,000;

(B)	the obligations of Counterparty hereunder are guaranteed, or otherwise supported by a letter of credit or keepwell, support or other agreement, by an entity of the type described in Section 1a(12)(A)(i) through (iv), 1a(12)(A)(v)(I), 1a(12)(A)(vii) or 1a(12)(C) of the CEA; or

(C)	Counterparty has a net worth in excess of USD 1,000,000 and has entered into this Agreement in connection with the conduct of Counterparty’s business or to manage the risk associated with an asset or liability owned or incurred or reasonably likely to be owned or incurred by Counterparty in the conduct of Counterparty’s business.

(f)	Each of it and its executive officers or directors are not, on the date hereof, in possession of any material non-public information with respect to Counterparty.

9. Other Provisions:

(a)	Opinions. Counterparty shall deliver to Bank an opinion of counsel, dated as of the Trade Date, with respect to the matters agreed by the parties hereto.

(b)

Repurchase Notices. Counterparty shall, on any day on which Counterparty effects any repurchase of Shares, promptly give Bank a written notice of such repurchase (a “Repurchase Notice”) on such day if following such repurchase, the quotient of (x) the product of (a) the Number of Options and (b) the Option Entitlement divided by (y) the number of Counterparty’s outstanding Shares (such quotient expressed as a percentage, the “Option Equity Percentage”) would be (i) greater than 8.25% or (ii) 0.5% greater than the Option Equity Percentage included in the immediately preceding Repurchase Notice. To the extent permitted by applicable law, Counterparty agrees to indemnify and hold harmless Bank and its affiliates and their respective officers, directors, employees, affiliates, advisors, agents and controlling persons (each, an “Indemnified Person”) from and against any and all losses (including losses relating to Bank’s hedging activities as a consequence of becoming, or of the risk of becoming, a Section 16 “insider”, including without limitation, any forbearance from hedging activities or cessation of hedging activities and any losses in connection therewith with respect to this Transaction, and any losses relating to the application of the Bank Holding Company Act of 1956, as amended, the 1940 Act or the Investment Advisers Act of 1940, to Bank), claims, damages, judgments, liabilities and expenses (including reasonable attorney’s fees), joint or several, which an Indemnified Person may become subject to, as a result of Counterparty’s failure to provide Bank with a Repurchase Notice on the day and in the manner specified in this paragraph, and to reimburse, within 30 days, upon written request, each of such Indemnified Persons for any reasonable legal or other expenses incurred in connection with investigating, preparing for, providing testimony or other evidence in connection with or defending any of the foregoing. If any suit, action, proceeding (including any governmental or regulatory investigation), claim or demand shall be brought or asserted against the Indemnified Person as a result of Counterparty’s failure to provide Bank with a Repurchase Notice in accordance with this paragraph, such Indemnified Person shall promptly notify Counterparty in writing, and Counterparty, upon request of the Indemnified Person, shall retain counsel reasonably satisfactory to the Indemnified Person to represent the Indemnified Person and any others Counterparty may designate in such proceeding and shall pay the fees and expenses of such counsel related to such proceeding. Counterparty shall not be liable for any settlement of any proceeding contemplated by this paragraph that is effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, Counterparty agrees to indemnify any Indemnified Person from and against any loss or liability by reason of such settlement or judgment. Counterparty shall not, without the prior written consent of the Indemnified Person, effect any settlement of any pending or threatened proceeding contemplated by this paragraph that is in respect of which any Indemnified Person is or could have been a party and indemnity could have been sought hereunder by such Indemnified Person, unless such settlement includes an unconditional release of such Indemnified Person from all liability on claims that are the subject matter of such proceeding on terms reasonably satisfactory to such Indemnified Person. If the indemnification provided for in this paragraph is unavailable to an Indemnified Person or insufficient in respect of any losses, claims, damages or liabilities referred to therein, then Counterparty hereunder, in lieu of indemnifying such Indemnified Person thereunder, shall contribute to the amount paid or payable by such Indemnified Person as a result of such losses, claims, damages or liabilities. The remedies provided for in this paragraph (c) are not exclusive and shall not limit any rights or remedies which may otherwise be available to any Indemnified Party at law or in equity. The indemnity and contribution agreements contained in this paragraph shall remain operative and in full force and effect regardless of the termination of this Transaction.

(c)	Regulation M. Counterparty is not on the date hereof engaged in a distribution, as such term is used in Regulation M under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of any securities of Counterparty, other than a distribution meeting the requirements of the exception set forth in Rules 101(b)(10) and 102(b)(7) of Regulation M. Counterparty shall not, until the second Scheduled Trading Day immediately following the Trade Date, engage in any such distribution.

(d)	No Manipulation. Counterparty is not entering into this Transaction to create actual or apparent trading activity in the Shares (or any security convertible into or exchangeable for the Shares) or to otherwise manipulate the price of the Shares (or any security convertible into or exchangeable for the Shares) or otherwise in violation of the Exchange Act.

(e)	Transfer or Assignment. (i) Counterparty shall have the right to transfer or assign its rights and obligations hereunder with respect to all, but not less than all, of the Options hereunder (such Options, the “Transfer Options”); provided that such transfer or assignment shall be subject to reasonable conditions that Bank may impose, including but not limited, to the following conditions:

(A) With respect to any Transfer Options, Counterparty shall not be released from its notice and indemnification obligations pursuant to Section 9(b) or any obligations under Section 9(o) or 9(t) of this Confirmation;

(B) Any Transfer Options shall only be transferred or assigned to a third party that is a U.S. person (as defined in the Internal Revenue Code of 1986, as amended);

(C) Such transfer or assignment shall be effected on terms, including any reasonable undertakings by such third party (including, but not limited to, an undertaking with respect to compliance with applicable securities laws in a manner that, in the reasonable judgment of Bank, will not expose Bank to material risks under applicable securities laws) and execution of any documentation and delivery of legal opinions with respect to securities laws and other matters by such third party and Counterparty, as are reasonably requested and reasonably satisfactory to Bank;

(D) Bank will not, as a result of such transfer and assignment, be required to pay the transferee on any payment date an amount under Section 2(d)(i)(4) of the Agreement greater than an amount that Bank would have been required to pay to Counterparty in the absence of such transfer and assignment;

(E) An Event of Default, Potential Event of Default or Termination Event will not occur as a result of such transfer and assignment;

(F) Without limiting the generality of clause (B), Counterparty shall cause the transferee to make such Payee Tax Representations and to provide such tax documentation as may be reasonably requested by Bank to permit Bank to determine that results described in clauses (D) and (E) will not occur upon or after such transfer and assignment; and

(G) Counterparty shall be responsible for all reasonable costs and expenses, including reasonable counsel fees, incurred by Bank in connection with such transfer or assignment.

(ii) Bank may, without Counterparty’s consent, transfer or assign all or any part of its rights or obligations under the Transaction to any third party with a rating for its long term, unsecured and unsubordinated indebtedness equal to or better than the lesser of (1) the credit rating of Bank at the time of the transfer and (2) A- by Standard and Poor’s Rating Group, Inc. or its successor (“S&P”), or A3 by Moody’s Investor Service, Inc. (“Moody’s”) or, if either S&P or Moody’s ceases to rate such debt, at least an equivalent rating or better by a substitute agency rating mutually agreed by Counterparty and Bank. Bank shall as soon as reasonably practicable notify Counterparty of such transfer or assignment. If after Bank’s commercially reasonable efforts, Bank is unable to effect such a transfer or assignment on pricing terms reasonably acceptable to Bank and within a time period reasonably acceptable to Bank of a sufficient number of Options to reduce (1) Bank’s “beneficial ownership” (within the meaning of Section 13 of the Exchange Act and rules promulgated thereunder) to 7.5% of Counterparty’s outstanding Shares or less, (2) the Option Equity Percentage to 9.9% or less, (3) the percentage of the Counterparty’s outstanding Shares deemed to be directly or indirectly owned or controlled, for purposes of the Bank Holding Company Act of 1956, as amended, by Bank and its affiliates (the “BHCA Percentage”) to 4.0% or less or (4) the percentage of Counterparty’s outstanding Shares owned, controlled or held with the power to vote (as such terms are used in Section 2(a)(3) of the 1940 Act) directly or indirectly by Bank or its parent entity (the “Voting Equity Percentage”) to 4.0% or less, Bank may designate any Exchange Business Day as an Early Termination Date with respect to a portion (the “Terminated Portion”) of this Transaction, such that (1) its “beneficial ownership” following such partial termination will be equal to or less than 7.5% , (2) the Option Equity Percentage following such partial termination will be equal to or less than 9.9%, (3) the BHCA Percentage following such partial termination will be equal to or less than 4.0% or (4) the Voting Equity Percentage following such partial termination will be equal to or less than 4.0%. In the event that Bank so designates an Early Termination Date with respect to a portion of this Transaction, a payment shall be made pursuant to Section 6 of the Agreement as if (1) an Early Termination Date had been designated in respect of a Transaction having terms identical to this Transaction and a Number of Options equal to the Terminated Portion, (2) Counterparty shall be the sole Affected Party with respect to such partial termination and (3) such Transaction shall be the only Terminated Transaction (and, for the avoidance of doubt, the provisions of Section 9(l) shall apply to any amount that is payable by Bank to Counterparty pursuant to this sentence as if Counterparty was not the Affected Party).

(iii) Notwithstanding any other provision in this Confirmation to the contrary requiring or allowing Bank to purchase, sell, receive or deliver any shares or other securities to or from Counterparty, Bank may designate any of its affiliates to purchase, sell, receive or deliver such shares or other securities and otherwise to perform Bank’s obligations in respect of this Transaction and any such designee may assume such obligations. Bank shall be discharged of its obligations to Counterparty only to the extent of any such performance.

(f)	Staggered Settlement. If upon advice of counsel with respect to applicable legal and regulatory requirements, including, without limitation, Section 16 of the Exchange Act, the Bank Holding Company Act of 1956, the 1940 Act, the Investment Advisers Act of 1940 and/or any requirements relating to Bank’s hedging activities hereunder, Bank reasonably determines that it would not be practicable or advisable to deliver, or to acquire Shares to deliver, any or all of the Shares to be delivered by Bank on the Settlement Date for the Transaction, Bank may, by notice to Counterparty on or prior to any Settlement Date (a “Nominal Settlement Date”), elect to deliver the Shares on two or more dates (each, a “Staggered Settlement Date”) as follows:

(a)	in such notice, Bank will specify to Counterparty the related Staggered Settlement Dates (the first of which will be such Nominal Settlement Date and the last of which will be no later than the twentieth (20th) Exchange Business Day following such Nominal Settlement Date) and the number of Shares that it will deliver on each Staggered Settlement Date;

(b)	the aggregate number of Shares that Bank will deliver to Counterparty hereunder on all such Staggered Settlement Dates will equal the number of Shares that Bank would otherwise be required to deliver on such Nominal Settlement Date; and

(c)	if the Net Share Settlement or Combination Settlement terms set forth above were to apply on the Nominal Settlement Date, then the Net Share Settlement terms or the Combination Settlement terms, as applicable, will apply on each Staggered Settlement Date, except that the Net Shares, the Cash Amount or the Share Amount, as applicable, will be allocated among such Staggered Settlement Dates as reasonably specified by Bank in the notice referred to in clause (a) above.

(g)	Role of Agent. Notwithstanding any other provision in this Confirmation to the contrary requiring or allowing Bank to purchase, sell, receive or deliver any Shares or other securities to or from Counterparty, Bank may designate any of its affiliates to purchase, sell, receive or deliver such shares or other securities and otherwise to perform Bank obligations in respect of the Transaction and any such designee may assume such obligations. Bank shall be discharged of its obligations to Counterparty to the extent of any such performance.

(h)	[Reserved.]

(i) Additional Termination Events. (i) Notwithstanding anything to the contrary in this Confirmation if an event of default with respect to Counterparty shall occur under the terms of the Convertible Notes as set forth in Section 7.01 of the Indenture, then such event of default shall constitute an Additional Termination Event applicable to the Transaction and, with respect to such event of default (A) Counterparty shall be deemed to be the sole Affected Party and the Transaction shall be the sole Affected Transaction and (B) Bank shall be the party entitled to designate an Early Termination Date pursuant to Section 6(b) of the Agreement.

(ii) Notwithstanding anything to the contrary in this Confirmation, the giving of any Notice of Exercise shall constitute an Additional Termination Event hereunder with respect to the number, if any, of Exercisable Options specified in such Notice of Exercise as corresponding to a conversion of Convertible Notes in compliance with Section 15.03(a) of the Indenture. Upon receipt of any such notice, Bank shall designate an Exchange Business Day as an Early Termination Date, with respect to the portion of this Transaction corresponding to number of such Exercisable Options so specified. Any payment hereunder with respect to such termination shall be calculated pursuant to Section 6 of the Agreement; provided that for the purposes of such calculation, (A) Counterparty shall be the sole Affected Party with respect to such Additional Termination Event, (B) Bank shall be the party entitled to designate an Early Termination Date pursuant to Section 6(b) of the Agreement; and (C) for the avoidance of doubt, in determining the amount payable pursuant to Section 6 of the Agreement, the Calculation Agent (i) shall take into account the time value of this Transaction with respect to the Expiration Date and (ii) shall not take into account any adjustments to the Option Entitlement that result from corresponding adjustments to the Conversion Rate pursuant to Section 15.03(a) of the Indenture; provided further that (A) in case of a partial termination, an Early Termination Date shall be designated in respect of a Transaction having terms identical to this Transaction and a Number of Options equal to the terminated portion and such Transaction shall be the only Terminated Transaction; (B) any amount payable by Bank to Counterparty shall be satisfied solely by delivery by Bank to Counterparty of a number of Shares and cash in lieu of a fractional share equal to such amount calculated pursuant to Section 6 divided by a price per Share determined by the Calculation Agent; and (C) the number of Shares deliverable in respect of such early termination by Bank to Counterparty shall not be greater than the product of (x) the Applicable Percentage and (y) the excess of (a) the total number of Shares underlying the corresponding Convertible Notes (including the number of Additional Shares (as defined in the Indenture) resulting from any adjustment set forth in Section 15.03(a) of the Indenture) over (b) the number of Shares equal in value to the aggregate principal amount of the corresponding Convertible Notes, as determined by the Calculation Agent in its sole reasonable discretion.

(j)	Amendments to Equity Definitions. (i) Section 12.6(a)(ii) of the Equity Definitions is hereby amended by (1) deleting from the fourth line thereof the word “or” after the word “official” and inserting a comma therefor, and (2) deleting the semi-colon at the end of subsection (B) thereof and inserting the following words therefor “or (C) at Bank’s option, the occurrence of any of the events specified in Section 5(a)(vii)(1) through (9) of the ISDA Master Agreement with respect to that Issuer.”

(ii) Section 12.9(b)(i) of the Equity Definitions is hereby amended by (1) replacing “either party may elect” with “Bank may elect” and (2) replacing “notice to the other party” with “notice to Counterparty” in the first sentence of such section.

(k)	Setoff. In addition to and without limiting any rights of set-off that a party hereto may have as a matter of law, pursuant to contract or otherwise, upon the occurrence of an Early Termination Date, Bank (and only Bank) shall have the right to set off any payment or delivery obligation that it may have to Counterparty under this Confirmation, including without limitation any obligation to make any payment of cash or delivery of Shares to Counterparty, against any payment or delivery obligation classified as equity under the United States Generally Accepted Accounting Principles that Counterparty may have to Bank under any other agreement between Bank and Counterparty relating to Shares (each such contract or agreement, a “Separate Agreement”). For this purpose, Bank shall be entitled to convert any obligation (or the relevant portion of such obligation) denominated in one currency into another currency at the rate of exchange at which it would be able to purchase the relevant amount of such currency, and to convert any obligation to deliver any non-cash property into an obligation to deliver cash in an amount calculated by reference to the market value of such property as of the Early Termination Date, as determined by the Calculation Agent in its commercially reasonable discretion; provided that in the case of a set-off of any obligation to release or deliver assets against any right to receive fungible assets, such obligation and right shall be set off in kind and; provided further that in determining the value of any obligation to deliver Shares, the value at any time of such obligation shall be determined by reference to the market value of the Shares at such time, as determined in good faith and in a commercially reasonable manner by the Calculation Agent. If an obligation is unascertained at the time of any such set-off, the Calculation Agent may in good faith make a commercially reasonable estimate of the amount or value of such obligation, in which case set-off will be effected in respect of that estimate, and the relevant party shall account to the other party at the time such obligation or right is ascertained. For the avoidance of doubt and notwithstanding anything to the contrary provided in this Section 9(k), in the event of bankruptcy or liquidation of Counterparty neither party shall have the right to set off any obligation that it may have to the other party under this Transaction against any obligation such other party may have to it, whether arising under the Agreement, this Confirmation or any other agreement between the parties hereto, by operation of law or otherwise.

(l)

Alternative Calculations and Payment on Early Termination and on Certain Extraordinary Events. If in respect of this Transaction, an amount is payable by Bank to Counterparty (i) pursuant to Section 12.7 or Section 12.9 of the Equity Definitions or (ii) pursuant to Section 6(d)(ii) of the Agreement (a “Payment Obligation”), Counterparty

may request Bank to satisfy any such Payment Obligation by the Share Termination Alternative (as defined below) (except that Counterparty shall not make such an election in the event of a Nationalization, Insolvency, a Merger Event or Tender Offer, in each case, in which the consideration to be paid to holders of Shares consists solely of cash, or an Event of Default in which Counterparty is the Defaulting Party or a Termination Event in which Counterparty is the Affected Party, other than an Event of Default of the type described in Section 5(a)(iii), (v), (vi), (vii) or (viii) of the Agreement or a Termination Event of the type described in Section 5(b) of the Agreement in each case that resulted from an event or events outside Counterparty’s control) and shall give irrevocable telephonic notice to Bank, confirmed in writing within one Currency Business Day, no later than 12:00 p.m. New York local time on the Merger Date, the Announcement Date (in the case of Nationalization, Insolvency or Delisting), the Early Termination Date or date of cancellation, as applicable; provided that if Counterparty does not validly request Bank to satisfy its Payment Obligation by the Share Termination Alternative, Bank shall have the right, in its sole discretion, to satisfy its Payment Obligation by the Share Termination Alternative, notwithstanding Counterparty’s election to the contrary. In calculating any amounts under Section 6(e) of the Agreement, notwithstanding anything to the contrary in the Agreement, (1) separate amounts shall be calculated as set forth in Section 6(e) with respect to (i) this Transaction and (ii) all other Transactions, and (2) such separate amounts shall be payable pursuant to Section 6(d)(ii) of the Agreement.

Share Termination Alternative:	Applicable and means that Bank shall deliver to Counterparty the Share Termination Delivery Property on, or within a commercially reasonable period of time after, the date when the Payment Obligation would otherwise be due pursuant to Section 12.7 or 12.9 of the Equity Definitions or Section 6(d)(ii) and 6(e) of the Agreement, as applicable (the “Share Termination Payment Date”), in satisfaction of the Payment Obligation in the manner reasonably requested by Counterparty free of payment.

Share Termination Delivery Property:	A number of Share Termination Delivery Units, as calculated by the Calculation Agent, equal to the Payment Obligation divided by the Share Termination Unit Price. The Calculation Agent shall adjust the Share Termination Delivery Property by replacing any fractional portion of a security therein with an amount of cash equal to the value of such fractional security based on the values used to calculate the Share Termination Unit Price.

Share Termination Unit Price:	The value to Bank of property contained in one Share Termination Delivery Unit, as determined by the Calculation Agent in its discretion by commercially reasonable means and notified by the Calculation Agent to Bank at the time of notification of the Payment Obligation. For the avoidance of doubt, the parties agree that in determining the Share Termination Delivery Unit Price the Calculation Agent may consider the purchase price paid in connection with the purchase of Share Termination Delivery Property.

Share Termination Delivery Unit:	One Share or, if a Merger Event has occurred and a corresponding adjustment to this Transaction has been made, a unit consisting of the number or amount of each type of property received by a holder of one Share (without consideration of any requirement to pay cash or other consideration in lieu of fractional amounts of any securities) in such Merger Event, as determined by the Calculation Agent.

Failure to Deliver:	Applicable

Other applicable provisions:	If Share Termination Alternative is applicable, the provisions of Sections 9.8, 9.9, 9.11, 9.12 and 10.5 (as modified above) of the Equity Definitions will be applicable, except that all references in such provisions to “Physically-settled” shall be read as references to “Share Termination Settled” and all references to “Shares” shall be read as references to “Share Termination Delivery Units”. “Share Termination Settled” in relation to this Transaction means that Share Termination Alternative is applicable to this Transaction.

(m)	Governing Law. New York law (without reference to choice of law doctrine).

(n)	Waiver of Jury Trial. Each party waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect of any suit, action or proceeding relating to this Transaction. Each party (i) certifies that no representative, agent or attorney of either party has represented, expressly or otherwise, that such other party would not, in the event of such a suit, action or proceeding, seek to enforce the foregoing waiver and (ii) acknowledges that it and the other party have been induced to enter into this Transaction, as applicable, by, among other things, the mutual waivers and certifications provided herein.

(o)

Registration. Counterparty hereby agrees that if, in the good faith reasonable judgment of Bank, the Shares (“Hedge Shares”) acquired by Bank for the purpose of hedging its obligations pursuant to this Transaction cannot be sold in the public market by Bank without registration under the Securities Act, Counterparty shall, at its election, either (i) in order to allow Bank to sell the Hedge Shares in a registered offering, make available to Bank an effective registration statement under the Securities Act and enter into an agreement, in form and substance satisfactory to Bank, substantially in the form of an underwriting agreement for a registered secondary offering; provided, however, that if Bank, in its sole reasonable discretion, is not satisfied with the results of its due diligence investigation, or the procedures and documentation customarily used in connection with the registered offering referred to above, then clause (ii) or clause (iii) of this paragraph shall apply at the election of Counterparty, (ii) in order to allow Bank to sell the Hedge Shares in a private placement, enter into a private placement agreement substantially similar to private placement purchase agreements customary for private placements of equity securities, in form and substance satisfactory to Bank (in which case, the

Calculation Agent shall make any adjustments to the terms of this Transaction that are necessary, in its reasonable judgment, to compensate Bank for any discount from the public market price of the Shares incurred on the sale of Hedge Shares in a private placement), or (iii) purchase the Hedge Shares from Bank at the Reference Price on such Exchange Business Days, and in the amounts, requested by Bank.

(p)	Tax Disclosure. Effective from the date of commencement of discussions concerning the Transaction, Counterparty and each of its employees, representatives, or other agents may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the Transaction and all materials of any kind (including opinions or other tax analyses) that are provided to Counterparty relating to such tax treatment and tax structure.

(q)	Right to Extend. Bank may delay any Settlement Date or any other date of delivery by Bank, with respect to some or all of the Options hereunder, but in no event later than the twentieth (20th) Exchange Business Day following such Settlement Date or date of delivery, if Bank reasonably determines, in its discretion, that such extension is reasonably necessary to enable Bank to effect purchases of Shares in connection with its hedging activity or settlement activity hereunder in a manner that would, if Bank were Counterparty or an affiliated purchaser of Counterparty, be in compliance with applicable legal and regulatory requirements.

(r)	Status of Claims in Bankruptcy. Bank acknowledges and agrees that this Confirmation is not intended to convey to Bank rights against Counterparty with respect to the Transaction that are senior to the claims of common stockholders of Counterparty in any U.S. bankruptcy proceedings of Counterparty; provided that nothing herein shall limit or shall be deemed to limit Bank’s right to pursue remedies in the event of a breach by Counterparty of its obligations and agreements with respect to the Transaction; provided, further, that nothing herein shall limit or shall be deemed to limit Bank’s rights in respect of any transactions other than the Transaction.

(s)	Securities Contract; Swap Agreement. The parties hereto intend for: (a) the Transaction to be a “securities contract” and a “swap agreement” as defined in the Bankruptcy Code (Title 11 of the United States Code) (the “Bankruptcy Code”), and the parties hereto to be entitled to the protections afforded by, among other Sections, Sections 362(b)(6), 362(b)(17), 546(e), 546(g), 555 and 560 of the Bankruptcy Code; (b) a party’s right to liquidate the Transaction and to exercise any other remedies upon the occurrence of any Event of Default under the Agreement with respect to the other party to constitute a “contractual right” as described in the Bankruptcy Code; and (c) each payment and delivery of cash, securities or other property hereunder to constitute a “margin payment” or “settlement payment” and a “transfer” as defined in the Bankruptcy Code.

(t)	Additional Provisions. Counterparty covenants and agrees that, as promptly as practicable following the public announcement of any consolidation, merger and binding share exchange to which Counterparty is a party, or any sale of all or substantially all of Counterparty’s assets, in each case pursuant to which the Shares will be converted into cash, securities or other property, Counterparty shall notify Bank in writing of the types and amounts of consideration that holders of Shares have elected to receive upon consummation of such transaction or event (the date of such notification, the “Consideration Notification Date”); provided that in no event shall the Consideration Notification Date be later than the date on which such transaction or event is consummated.

(u)	Receipt or Delivery of Cash. For the avoidance of doubt, other than payment of the Premium by Counterparty, nothing in this Confirmation shall be interpreted as requiring Counterparty to receive or deliver cash in respect of the settlement of the Transaction contemplated by this Confirmation, except in circumstances where the cash settlement thereof is within Counterparty’s control (including, without limitation, where an Event of Default by Counterparty has occurred under Section 5(a)(ii) or Section 5(a)(iv) of the Agreement, where Counterparty elects to receive or deliver cash or fails timely to elect to receive or deliver Share Termination Delivery Property in respect of the settlement of such Transaction) or in those circumstances in which holders of the Shares would also receive cash.

Counterparty hereby agrees (a) to check this Confirmation carefully and immediately upon receipt so that errors or discrepancies can be promptly identified and rectified and (b) to confirm that the foregoing (in the exact form provided by Bank) correctly sets forth the terms of the agreement between Bank and Counterparty with respect to the Transaction, by manually signing this Confirmation or this page hereof as evidence of agreement to such terms and providing the other information requested herein and immediately returning an executed copy to John Servidio, Facsimile No. 212-230-8610.

Very truly yours,

Bank of America, N.A.

By:	/s/ CHRISTOPHER HUTMAKER
Authorized Signatory
Name:	Christopher Hutmaker

Accepted and confirmed as of the Trade Date:

SVB Financial Group

By:	/s/ MICHAEL DESCHENEAUX
Authorized Signatory
Name:	Michael Descheneaux